Correspondence

VIA EDGAR

December 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Dietz
Mariam Mansaray
Jan Woo

Re:	3 E Network Technology Group Limited Amendment No. 4 to Registration Statement on Form F-1 Filed December 4, 2024 File No. 333-276180

Ladies and Gentlemen,

On behalf of 3 E Network Technology Group Limited (the “Company”), we are hereby submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 12, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”) filed on December 4, 2024. Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No. 5”) via EDGAR to the Commission.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form F-1.

Amendment No.4 to Registration Statement on Form F-1

Dilution

1.	We are unable to recalculate the net tangible book value after the offering. Please reconcile, in your response, the net tangible book value in dollars before the offering to the net tangible book value after the offering. As part of your response, please tell us how deferred IPO costs are considered in your calculations.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that, upon recalculation, the Company’s as-adjusted net tangible book value as of June 30, 2024 was $1,215,543, or $0.12 per Class A Ordinary Share. After giving effect to the sale of 1,200,000 Class A Ordinary Shares in the initial public offering contemplated hereby, its pro forma as adjusted net tangible book value as of June 30, 2024 is $6,281,048, or $0.56 per Class A Ordinary Share, assuming the underwriter does not exercise the option to purchase additional Class A Ordinary Shares. In determining the net tangible book value before the IPO, the Company excluded deferred IPO costs of $1,520,975. For the net tangible book value after the IPO, the Company excluded the estimated underwriting discounts and commissions and offering expenses with totaling $2,455,470.

Accordingly, the Company has revised the relevant disclosures on pages 59 and 72 of Amendment No. 5.

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Please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Richard J. Chang
Richard J. Chang, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Tingjun Yang, Co-Chief Executive Officer, 3 E Network Technology Group Limited
Benjamin A. Tan, Esq, Sichenzia Ross Friedman Ference LLP